FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 4/30/2014

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                                                           Yes           No   Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing first quarter 2014 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio                                       By: /s/ Daniel Novegil

Name: Pablo Brizzio                                      Name: Daniel Novegil

Title: Chief Financial Officer                         Title: Chief Executive Officer

Dated: April 30, 2014

Sebastián Martí

Ternium - Investor Relations

+1   (866) 890 0443

+54 (11) 4018 2389

www.ternium.com

Ternium Announces First Quarter 2014 Results

Luxembourg, April 30, 2014 – Ternium S.A. (NYSE: TX) today announced its results for the first quarter ended March 31, 2014.

The financial and operational information contained in this press release is based on Ternium S.A.’s operational data and consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars (USD) and metric tons.

Summary of First Quarter 2014 Results

	1Q 2014	4Q 2013		1Q 2013

Steel Shipments (tons)	2,335,000	2,232,000	5%	2,241,000	4%
Iron Ore Shipments (tons)	884,000	994,000	-11%	1,101,000	-20%
Net Sales (USD million)	2,149.4	2,116.0	2%	2,135.7	1%
Operating Income (USD million)	319.0	295.6	8%	271.8	17%
EBITDA (USD million)	416.9	390.0	7%	367.7	13%
EBITDA per Ton[1] (USD)	178.5	174.7		164.0
EBITDA Margin (% of net sales)	19.4%	18.4%		17.2%
Equity in Results of Non-Consolidated Companies	2.6	(4.5)		(15.9)
Net Income (USD million)	188.2	171.1		151.4
Equity Holders' Net Income (USD million)	150.0	125.6		129.3
Earnings per ADS (USD)	0.76	0.64		0.66

•     EBITDA2 of USD416.9 million in the first quarter 2014, 7% higher than EBITDA in the fourth quarter 2013 mainly as a result of a 5% increase in steel shipments.

  Earnings per American Depositary Share (ADS)3 of USD0.76 in the first quarter 2014, an increase of USD0.12 per ADS compared to the fourth quarter 2013.
  Capital expenditures of USD103.6 million in the first quarter 2014, down from USD158.2 million in the fourth quarter 2013.
  Net debt position of USD1.6 billion at the end of March 2014, up from USD1.5 billion at the end of December 2013 mainly as a result of higher working capital.

1 Consolidated EBITDA divided by steel shipments.

2 EBITDA in the first quarter 2014 equals operating income of USD319.0 million adjusted to exclude depreciation and amortization of USD97.9 million.

3 Each American Depositary Share (ADS) represents 10 shares of Ternium’s common stock.  Results are based on a weighted average number of shares of common stock outstanding (net of treasury shares) of 1,963,076,776.

Ternium’s operating income in the first quarter 2014 was USD319.0 million, USD23.4 million higher than operating income in the fourth quarter 2013 as a result of higher shipments and lower operating cost per ton4 , partially offset by lower revenue per ton.  Shipments in Mexico were 141,000 tons higher sequentially, following an increased commercial effort in the country during 2013. Shipments in the Southern Region in the first quarter 2014 were 60,000 tons lower than in the fourth quarter 2013, mainly as a result of seasonality.  Operating margin increased slightly, principally due to lower costs and selling, general and administrative (SG&A) expenses mainly in Argentina, partially offset by 3% lower revenue per ton, mainly as a result of 6% lower revenue per ton in the Southern Region.

Compared to the first quarter 2013, the company’s operating income in the first quarter 2014 increased by USD47.2 million, mainly as a result of improved steel shipments and operating margin. Shipments in Mexico increased 166,000 tons year-over-year, while they remained relatively stable in the Southern Region. The year-over-year increase in operating margin was due to lower operating cost per ton, principally from lower raw material costs, partially offset by 3% lower revenue per ton mainly as a result of lower steel prices in the Southern Region.

Net income in the first quarter 2014 was USD188.2 million, an increase of USD17.2 million compared to net income in the fourth quarter 2013 mainly due to the above-mentioned higher operating income and better results from Usiminas, partially offset by higher income tax expenses.  Relative to the prior-year period, net income in the first quarter 2014 increased by USD36.8 million mainly due to the same factors described in the sequential comparison.

Outlook

Ternium expects that the improved shipment levels in Mexico during the first quarter 2014 will continue in the second quarter, as the company realizes the benefits of the commercial initiatives it pursued last year.  In addition, Ternium anticipates that the ramp-up of the new Pesquería facility, which is progressing according to plan, will gradually contribute to its shipments in the following quarters, and that Tenigal will continue advancing in its certification process with the different auto makers in Mexico.

Steel prices in North America improved at the end of the first quarter 2014, and the company anticipates they will remain at attractive levels throughout the second quarter 2014.  Prevailing steel prices in Europe and Asia and the uncertainty regarding growth in China could have a negative impact on North American prices over the longer term.

Shipments in the Southern Region were seasonally lower in the first quarter 2014 and, although Ternium expects them to recover during the second quarter 2014, the recent uncertainty surrounding Argentina’s macroeconomic environment could affect domestic steel consumption in the following quarters.  U.S. dollar based average steel prices in Argentina sequentially decreased in the first quarter 2014 and the company anticipates no significant changes in average prices in this market during the second quarter 2014.

4 Operating cost per ton equals cost of sales plus Selling, General & Administrative expenses divided by steel shipments.

Ternium expects a slightly lower operating income in the second quarter 2014 compared to the first quarter 2014, mainly as a result of higher raw material and purchased slabs costs being partially offset by the above mentioned increase in shipments.

Analysis of First Quarter 2014 Results

Net income attributable to Ternium’s equity holders in the first quarter 2014 was USD150.0 million, compared to net income of USD129.3 million in the first quarter 2013.   Including non-controlling interest, net income for the first quarter 2014 was USD188.2 million, USD36.8 million higher in comparison with the first quarter 2013.  Earnings per ADS in the first quarter 2014 were USD0.76 compared to Earnings per ADS of USD0.66 in the first quarter 2013.

Net sales in the first quarter 2014 were USD2.1 billion, 1% higher than net sales in the first quarter 2013, mainly as a result of higher steel products net sales in Mexico, partially offset by lower steel product net sales in the Southern Region and Other Markets.  The following table outlines Ternium’s total consolidated net sales for the first quarter 2014 and first quarter 2013:

	Net Sales (million USD)
	1Q 2014	1Q 2013	Dif.
Mexico	1,206.9	1,064.7	13%
Southern Region	638.5	688.7	-7%
Other Markets	286.9	346.7	-17%
Total steel products net sales	2,132.4	2,100.1	2%
Other products[1]	5.3	7.1	-25%
Total steel segment net sales	2,137.7	2,107.2	1%

Total mining segment net sales	76.2	99.8	-24%
Intersegment eliminations	-64.5	-71.2	-9%
Total net sales	2,149.4	2,135.7	1%

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.

Cost of sales was USD1.6 billion in the first quarter 2014, a decrease of USD19.7 million compared to the first quarter 2013.  This was principally due to a USD24.8 million, or 2%, decrease in raw material and consumables used, mainly reflecting a decrease in raw material and purchased slabs costs, partially offset by a 4% increase in shipment volumes and higher energy costs; and a USD5.1 million increase in other costs, including a USD5.5 million increase in maintenance expenses and a USD4.5 million increase in services and fees partially offset by a USD4.9 million decrease in labor cost.

Selling, General & Administrative (SG&A) expenses in the first quarter 2014 were USD195.6 million, or 9.1% of net sales, a decrease of USD11.6 million compared to the first quarter 2013, mainly due to lower freight and transportation expenses and labor cost.

Operating income in the first quarter 2014 was USD319.0 million, or 14.8% of net sales, compared to operating income of USD271.8 million, or 12.7% of net sales, in the first quarter 2013.  The following table outlines Ternium’s operating income by segment for the first quarter 2014 and first quarter 2013:

	Steel segment		Mining segment		Intersegment eliminations		Total
USD million	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013	1Q 2014	1Q 2013
Net Sales	2,137.7	2,107.2	76.2	99.8	(64.5)	(71.2)	2,149.4	2,135.7
Cost of sales	(1,646.3)	(1,655.8)	(55.1)	(66.0)	64.0	64.7	(1,637.4)	(1,657.1)
SG&A expenses	(192.2)	(198.1)	(3.4)	(9.1)	-	-	(195.6)	(207.2)
Other operating income, net	2.3	0.6	0.3	(0.3)	-	-	2.6	0.3
Operating income (expense)	301.5	253.9	18.0	24.4	(0.5)	(6.5)	319.0	271.8

EBITDA	389.6	339.7	27.8	34.5	(0.5)	(6.5)	416.9	367.7

Steel reporting segment

The steel segment’s operating income was USD301.5 million in the first quarter 2014, an increase of USD47.6 million compared to the first quarter 2013, reflecting higher sales and lower operating cost.

Net sales of steel products in the first quarter 2014 increased 1% compared to the first quarter 2013, reflecting a 94,000 ton, or 4%, increase in shipments, mainly due to higher sales volume in Mexico, partially offset by lower sales volume in Others Markets.  Revenue per ton decreased USD24, or 3%, mainly due to lower steel prices in the Southern Region partially offset by higher steel prices in Other Markets.

	Net Sales (million USD)			Shipments (thousand tons)			Revenue / ton (USD/ton)
	1Q 2014	1Q 2013	Dif.	1Q 2014	1Q 2013	Dif.	1Q 2014	1Q 2013	Dif.
Mexico	1,206.9	1,064.7	13%	1,415.2	1,249.2	13%	853	852	0%
Southern Region	638.5	688.7	-7%	612.7	608.8	1%	1,042	1,131	-8%
Other Markets	286.9	346.7	-17%	307.4	383.5	-20%	933	904	3%

Total steel products	2,132.4	2,100.1	2%	2,335.2	2,241.4	4%	913	937	-3%
Other products[1]	5.3	7.1	-25%

Total steel segment	2,137.7	2,107.2	1%
[1] The item "Other products" primarily includes pig iron and pre-engineered metal building systems.

Operating cost decreased 1% due to a 5% decrease in operating cost per ton, partially offset by the above-mentioned 4% increase in shipment volumes.  The decrease in operating cost per ton was mainly the result of lower raw material, purchased slabs and labor costs, partially offset by an increase in energy costs, maintenance expenses and services and fees.

Mining reporting segment

The mining segment’s operating income was USD18.0 million in the first quarter 2014, a decrease of USD6.4 million compared to the first quarter 2013, mainly reflecting lower sales of iron ore and lower operating cost.

Net Sales of mining products in the first quarter 2014 were 24% lower than in the first quarter 2013, reflecting lower shipments and a USD4 decrease in revenue per ton.  Shipments were 884,000 tons, 20% lower than in the first quarter 2013 as a result of lower sales to third parties and a decrease in shipments from Peña Colorada due to lower production.

	Mining segment
	1Q 2014	1Q 2013	Dif.
Net Sales (million USD)	76.2	99.8	-24%
Shipments (thousand tons)	884.4	1,101.3	-20%
Revenue per ton (USD/ton)	86	91	-5%

Operating cost decreased 22% year-over-year, due to a 3% decrease in operating cost per ton and the above mentioned 20% decrease in shipment volumes.

EBITDA in the first quarter 2014 was USD416.9 million, or 19.4% of net sales, compared to USD367.7 million, or 17.2% of net sales, in the first quarter 2013.

Net financial results were a USD24.3 million loss in the first quarter 2014, compared to a USD40.8 million loss in the first quarter 2013.

During the first quarter 2014, Ternium’s net interest results totaled a loss of USD19.5 million, a USD10.2 million improved result than in the first quarter 2013, reflecting lower indebtedness and weighted average interest rates.

Equity in results of non-consolidated companies was a gain of USD2.6 million in the first quarter 2014, compared to a loss of USD15.9 million in the first quarter 2013, mainly due to an improved result in Usiminas.

Income tax expense in the first quarter 2014 was USD109.1 million, or 37% of income before income tax expense, compared with an income tax expense of USD63.7 million in the first quarter 2013, or 30% of income before income tax expense.

Net gain attributable to non-controlling interest in the first quarter 2014 was USD38.2 million, compared to a net gain of USD22.2 million in the same period in 2013, mainly due to a higher result attributable to non-controlling interest in Siderar.

Cash Flow and Liquidity

Net cash used in operating activities in the first quarter 2014 was USD23.9 million.  Working capital increased USD368.9 million in the first quarter 2014 as a result of a USD274.1 million increase in inventories and an aggregate USD168.3 million increase in trade and other receivables, partially offset by an aggregate USD73.5 million net increase in accounts payable and other liabilities.  Inventories increased in the first quarter 2014 mainly reflecting higher inventory volumes, in a context of ramped-up production, and higher costs of raw materials, goods in process and finished goods.  The above mentioned increase in working capital in the first quarter 2014 included a negative non-cash effect of USD91.7 million reflecting variations in the exchange rates used by subsidiaries with functional currencies other than the U.S. dollar, mainly related to inventories.

Capital expenditures in the first quarter 2014 were USD103.6 million. Ternium’s ongoing projects included, among others, in Mexico an investment in a greenfield facility for the manufacture of cold rolled and galvanized steel products (Pesquería/Tenigal projects, in ramp-up period) and, in Argentina, the expansion of specialty steel production capacity (including a new continuous caster in the steel shop recently inaugurated) and the expansions and enhancements at the coking area.

In the first quarter 2014, Ternium had negative free cash flow of USD127.5 million5.  Equity investments in, and loans to Techgen were USD3.0 million and USD40.9 million, respectively.  The company’s net proceeds from borrowings in the first quarter 2014 were USD56.5 million.  As of March 31, 2014, Ternium’s net debt position was USD1.6 billion6.

Forward Looking Statements

Some of the statements contained in this press release are “forward-looking statements”.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium’s control.

About Ternium

Ternium is a leading steel producer in Latin America, with an annual production capacity of approximately 10.9 million tons of finished steel products. The company manufactures and processes a broad range of value-added steel products for customers active in the construction, automotive, home appliances, capital goods, container, food and energy industries.  With production facilities located in Mexico, Argentina, Colombia, the southern United States and Guatemala, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  In addition, Ternium participates in the control group of Usiminas, a Brazilian steel company.  More information about Ternium is available at www.ternium.com.

5 Free cash flow in the first quarter 2014 equals net cash used in operating activities of $23.9 million less capital expenditures of $103.6 million.

6 Net debt position at March 31, 2014 equals borrowings of $2.0 billion less cash and equivalents plus other investments of $354.2 million.

Consolidated Income Statement

USD million	1Q 2014	1Q 2013
	(Unaudited)
Net sales	2,149.4	2,135.7
Cost of sales	(1,637.4)	(1,657.1)
Gross profit	512.0	478.6
Selling, general and administrative expenses	(195.6)	(207.2)
Other operating income, net	2.6	0.3
Operating income	319.0	271.8

Interest expense	(23.4)	(33.4)
Interest income	3.9	3.7
Other financial expenses, net	(4.8)	(11.1)
Equity in earnings (losses) of non-consolidated companies	2.6	(15.9)
Income before income tax expense	297.3	215.2
Income tax expense	(109.1)	(63.7)
Profit for the period	188.2	151.4

Attributable to:
Equity holders of the Company	150.0	129.3
Non-controlling interest	38.2	22.2
Profit for the period	188.2	151.4

Consolidated Statement of Financial Position

USD million	March 31, 2014	December 31, 2013
	(Unaudited)

Property, plant and equipment, net	4,515.4	4,708.9
Intangible assets, net	958.1	961.5
Investments in non-consolidated companies	1,426.9	1,375.2
Derivative financial instruments	0.7	1.5
Deferred tax assets	39.9	24.9
Receivables, net	86.9	79.4
Trade receivables, net	1.2	1.8
Total non-current assets	7,029.2	7,153.2

Receivables	153.0	112.4
Derivative financial instruments	0.5	-
Inventories, net	2,095.7	1,941.1
Trade receivables, net	822.1	671.5
Other investments	138.9	169.5
Cash and cash equivalents	215.3	307.2
Total current assets	3,425.4	3,201.7

Non-current assets classified as held for sale	17.2	17.8

Total assets	10,471.8	10,372.6

Capital and reserves attributable to the company's equity holders	5,404.3	5,340.0
Non-controlling interest	957.4	998.0

Total Equity	6,361.7	6,338.0

Provisions	11.9	14.0
Deferred tax liabilities	595.3	605.9
Other liabilities	350.9	345.4
Trade payables	14.5	15.2
Borrowings	1,165.3	1,204.9
Total non-current liabilities	2,137.9	2,185.4

Current income tax liabilities	131.5	92.0
Other liabilities	208.7	203.3
Trade payables	798.3	755.9
Borrowings	833.7	797.9
Total current liabilities	1,972.2	1,849.2

Total liabilities	4,110.1	4,034.6

Total equity and liabilities	10,471.8	10,372.6

Consolidated Statement of Cash Flows

USD million	1Q 2014	1Q 2013
	(Unaudited)

Profit for the period	188.2	151.4

Adjustments for:
Depreciation and amortization	97.9	95.9
Equity in (earnings) losses of non-consolidated companies	(2.6)	15.9
Changes in provisions	0.5	2.4
Net foreign exchange results and others	10.6	19.3
Interest accruals less payments	1.7	5.2
Income tax accruals less payments	48.6	6.9
Changes in working capital	(368.9)	50.8

Net cash (used in) provided by operating activities	(23.9)	347.7

Capital expenditures	(103.6)	(218.1)
Proceeds from the sale of property, plant & equipment	0.3	0.3
Investment in non-consolidated companies	(3.0)	-
Loans to non-consolidated companies	(40.9)	-
Decrease in Other Investments	30.6	27.7

Net cash used in investing activities	(116.6)	(190.0)

Proceeds from borrowings	248.1	189.4
Repayments of borrowings	(191.6)	(463.5)

Net cash provided by (used in) financing activities	56.5	(274.1)

Decrease in cash and cash equivalents	(84.1)	(116.4)

Shipments

Thousand tons	1Q 2014	1Q 2013	4Q 2013

Mexico	1,415.2	1,249.2	1,274.6
Southern Region	612.7	608.8	672.8
Other Markets	307.4	383.5	284.9
Total steel segment	2,335.2	2,241.4	2,232.3

Total mining segment	884.4	1,101.3	994.1

		Revenue / ton
USD/ton	1Q 2014	1Q 2013	4Q 2013

Mexico	853	852	847
Southern Region	1,042	1,131	1,110
Other Markets	933	904	950
Total steel segment	913	937	940

Total mining segment	86	91	111

		Net Sales
USD million	1Q 2014	1Q 2013	4Q 2013

Mexico	1,206.9	1,064.7	1,080.1
Southern Region	638.5	688.7	747.1
Other Markets	286.9	346.7	270.6
Total steel products	2,132.4	2,100.1	2,097.8
Other products[1]	5.3	7.1	10.9
Total steel segment	2,137.7	2,107.2	2,108.7

Total mining segment	76.2	99.8	110.1

Total steel and mining segments	2,213.9	2,207.0	2,218.8

Intersegment eliminations	(64.5)	(71.2)	(102.8)

Total net sales	2,149.4	2,135.7	2,116.0

1   The item “Other products” primarily includes pig iron and pre-engineered metal building systems.